SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 27, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on November 27, 2009.

PRESS RELEASE	Amsterdam, 27 November 2009
NOT FOR DISTRIBUTION IN THE UNITED STATES
ING sets terms for its EUR 7.5 billion 6 for 7 rights issue
•	ISSUE OF 1,768,412,544 SHARES FOR EUR 4.24 PER SHARE
•	Issue price represents a 37.3% discount to the Theoretical Ex-Rights Price

•	Subscription and trading periods run from 30 November 2009 until 15 December 2009

•	Rights issue fully underwritten by syndicate of banks led by Goldman Sachs and J.P. Morgan

•	Goldman Sachs, ING Bank and J.P. Morgan act as Joint Global Coordinators

•	Proceeds used to finance repayment and cover charge for additional payments to Dutch State
ING today announced the detailed terms of the rights issue announced on 26 October 2009 which was authorised by the Extraordinary General Meeting of shareholders on 25 November 2009. The offering is fully underwritten by Goldman Sachs, J.P. Morgan and a syndicate of banks, subject to customary terms and conditions. Through the offering the share capital of ING will be increased by EUR 7.5 billion through the issue of 1,768,412,544 new (depositary receipts for) shares.
Existing holders of (depositary receipts for) shares will receive rights entitling them to subscribe for new (depositary receipts for) shares subject to applicable securities laws. Eligible rights holders can subscribe for 6 new (depositary receipts for) shares in relation to every 7 subscription rights that they hold. The issue price is set at EUR 4.24 per share. This represents a discount of 37.3% to the Theoretical Ex-Rights Price (TERP), based on the closing price of EUR 8.92 of ING’s (depositary receipts for) shares on Euronext Amsterdam and on Euronext Brussels on 26 November 2009.
Jan Hommen, CEO of ING commented: “This rights issue is a critical component of the measures we announced to regain our independence and to chart a clear course forward. With investors’ support, we will be able to repay half of the funds we received last year from the Dutch State and maintain our capital strength. The Dutch State has indicated it is open to discussing modification of the repayment terms of the second half of the Core Tier 1 Securities, which we plan to repay from potential divestment proceeds and retained earnings.”
As announced on 26 October 2009, ING intends to use the proceeds of the issue to repurchase 50% of the Core Tier 1 Securities and to mitigate the impact on capital of additional payments to the Dutch State corresponding to an adjustment in the fees for the Illiquid Assets Back-up Facility (IABF). ING has reached an agreement with the Dutch State to facilitate early repayment of EUR 5 billion of the Core Tier 1 Securities issued in 2008 at the issue price (EUR 10) plus an amount of up to a maximum of approximately EUR 965 million consisting of the accrued coupon and a repayment premium. ING intends to execute the repurchase transaction in December 2009.
In order to get approval for its restructuring plan submitted to the European Commission (EC) (which ING received on 18 November 2009), ING has agreed to make a series of additional payments to the Dutch State corresponding to an adjustment of the fees for the IABF. In total, these extra payments will amount to a net present value of EUR 1.3 billion, which will be booked as a one-off pre-tax charge in the fourth quarter of 2009.
In connection with the rights issue, ING will not rebalance its delta hedge portfolio for employee options as previously scheduled for 1 December 2009. ING will sell all rights it receives on (depositary receipts for) shares in the hedge portfolio and will at the same time buy back (depositary receipts for) shares in order to maintain its economic position.
TERMS OF THE RIGHTS ISSUE
The rights issue is a 6 for 7 rights issue of 1,768,412,544 (depositary receipts for) shares with a nominal value of EUR 0.24 (Offer Shares) at an issue price of EUR 4.24 per (depositary receipt for an) ordinary share through the granting of rights to eligible holders of (depositary receipts for) shares pro rata to their shareholdings. The issue price represents a discount of 37.3% to the TERP, based on the closing price of EUR 8.92 of (depositary receipts for) shares on Euronext Amsterdam and Euronext Brussels, on 26 November 2009.
Each (depositary receipt for a) share held today, 27 November 2009, at 17:40 hours (CET) will entitle its holder to one right. Eligible rights holders will be entitled to subscribe for 6 Offer Shares for every 7 rights that they hold.
Rights can be traded on Euronext Amsterdam and Euronext Brussels. Trading in the rights is expected to commence on Euronext Amsterdam (under the symbol INGRI, ISIN NL0009307941) and on Euronext Brussels (under the symbol INGRI, ISIN NL0009307941) at 9:00 hours (CET) on 30 November 2009, and will continue until 13:15 hours (CET) on 15 December 2009.
Eligible rights holders may subscribe for Offer Shares through the exercise of rights from 9:00 hours (CET) on 30 November 2009 until 15:00 hours (CET) on 15 December 2009. Any rights that have not been exercised by the end of the exercise period, will expire and can no longer be exercised.
After the exercise period has ended, any Offer Shares that have not been subscribed for during the exercise period will be offered for sale by the underwriters by way of private placements with qualified investors in the Netherlands and certain other jurisdictions and a public offering in the US at a price to be determined following a bookbuilding exercise (the rump offering). The rump offering, if any, is expected to commence on 16 December 2009 and to end no later than 17:30 hours (CET) on that same day.
Upon completion of the rump offering, if the aggregate proceeds for the Offer Shares offered and sold in the rump offering, after deduction of selling expenses related to procuring such subscribers (including any value added tax) exceed by more than €0.01 the aggregate issue price for such Offer Shares, subject to certain conditions, the excess amount will be paid as follows: each holder of a right that was not exercised will be entitled to receive a part of the excess amount in cash, proportional to the number of unexercised rights reflected in such holder’s security account.
The Offer Shares will be fully fungible and rank pari passu with each other and with the existing (depositary receipts for) shares.
Goldman Sachs, ING Bank, and J.P. Morgan are acting as joint global coordinators and joint bookrunners for the rights issue.
ADDITIONAL INFORMATION
Today, ING published an English language prospectus that is available to all shareholders (other than US shareholders) through their brokers and/or through the dedicated website www.ing.com/rightsissue (English language) and at www.ing.com/claimemissie (Dutch language). We refer to these websites for more detailed information on the rights issue. Shareholders can also contact the following numbers:

Outside UK:	00800 2667 8825
UK:	0117 378 5973
Timetable

Record date	27 November 2009 17:40 hours (CET)
Publication and distribution of prospectus	27 November 2009
Start rights trading and subscription period	30 November 2009 09:00 hours (CET)
End rights trading period	15 December 2009 13:15 hours (CET)
End rights subscription period	15 December 2009 15:00 hours (CET)
Rump offering	16 December 2009

Press enquiries		Investor enquiries

Raymond Vermeulen	Frans Middendorff	ING Group Investor Relations
+31 20 541 5682	+31 20 541 6516	+31 20 541 5460
Raymond.Vermeulen@ing.com	Frans.Middendorff@ing.com	Investor.relations@ing.com

ING PROFILE
ING is a global financial institution of Dutch origin issue banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the implementation of ING’s restructuring plan to separate banking and insurance operations, (iv) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (v) the frequency and severity of insured loss events, (vi) mortality and morbidity levels and trends, (vii) persistency levels, (viii) interest rate levels, (ix) currency exchange rates, (x) general competitive factors, (xi) changes in laws and regulations, (xii) changes in the policies of governments and/or regulatory authorities, (xiii) conclusions with regard to purchase accounting assumptions and methodologies, (xiv) changes in ownership could affect the future availability to us of net operating loss, net capital loss and built-in loss carryforwards, and (xv) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.
General, limitations on distribution, no offer
Not for release, publication or distribution, directly or indirectly, in or into Australia, Canada, Japan, their territories and possessions. The release, publication or distribution of this document in certain jurisdictions may be restricted by law or regulations. Therefore, persons in such jurisdictions in which this document is released, published or distributed must inform themselves about and observe such restrictions.
The issue, exercise and sale of rights which may be attributed in the rights issue (“subscription rights”) and the subscription and purchase of bearer depositary receipts in respect of shares of the Company (“shares”) are subject to specific legal and/or regulatory restrictions in certain jurisdictions. The Company assumes no responsibility in the event there is a violation by any person of such restrictions.
This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities, and cannot be relied on for any investment contract or decision. In connection with the offering of the securities described in this document, a prospectus within the meaning of Art. 13 of the EC Directive 2003/71/EC of the European Parliament and Council dated November 4, 2003 (the “Prospectus Directive”) has been or will be published by the Company (the “Prospectus”). All investment is subject to risk. The value of the securities offered may go down as well as up. Past performance is no guarantee of future returns. Any investment decision regarding any subscription rights or shares should only be made on the basis of the Prospectus, and investors are advised to consult with their bank, broker or investment advisor before taking any such investment decision. The approved Prospectus has been or will be notified by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) to the competent authorities in other jurisdictions in accordance with Article 18 of the Prospectus Directive. Copies of the prospectus may be obtained at no cost through the website of Euronext Amsterdam by NYSE Euronext (Dutch residents only) and the website of the Company at www.ing.com/rightsissue.
European Economic Area
The Company will not authorize any offer to the public of shares or subscription rights in any Member State of the European Economic Area other than the Netherlands and any other jurisdiction into which the prospectus for the issue of shares or subscription rights will be passported. With respect to each Member State of the European Economic Area other than the Netherlands (and any other jurisdiction into which the prospectus for the issue of shares or subscription rights will be passported) and which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken to date to make an offer to the public of shares or subscription rights requiring a publication of a prospectus in any Relevant Member State.
Notice to U.S. Persons
This document does not constitute an offer of securities for sale in the United States of America. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from ING and that will contain detailed information about the company, its management and financial statements.

SIGNATURE

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ J. Wolvius
J. Wolvius
General Manager Capital Management

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 27, 2009